82-716

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.co

04010122

FOSTER'S
GROUP
Inspiring Global Enjoyment

Copy of Announcement released to the Australian Stock Exchange.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
FEB 23 2004
WASH. D.C. 158 SECTION

Fosters Brewing

SUPPL

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

9 February, 2004

Ted Kunkel to Step Down as CEO of Foster's

Foster's Group Limited (Foster's) today announced that President and CEO, Mr Ted Kunkel, will step down before the end of the calendar year 2004.

With an advanced succession management plan in progress, looking at both internal and external candidates, it is the appropriate time to announce Mr Kunkel's intention to step down.

The timing of the announcement is also consistent with the Board's desire to keep the market fully informed in relation to succession planning and to have an orderly transition.

Commenting on the announcement, Foster's Chairman, Mr Frank Swan, said:

"Ted Kunkel has been an outstanding leader of Foster's for the last 12 years, guiding the company through the recovery, restructuring and strategy development phases and in the process re-establishing the credibility of the group.

"However, both the Board and Ted are of the common view that the next generation of management to take Foster's forward should be in place by the end of calendar year 2004. There is an advanced succession plan in progress with internal and external candidates being considered.

"The Board expects to be in a position to announce Ted Kunkel's successor before the end of the financial year."

Mr Kunkel was appointed as President and CEO of Foster's in March 1992 to oversee the rebuilding of the company. At that time, the group was facing considerable upheaval and had a seriously impaired balance sheet with high debt and gearing.

Under Mr Kunkel's leadership, Foster's initiated a turnaround strategy which saw the company undertake a $1 billion rights issue and complete the sell off of more than $5 billion in non-core assets.

In the mid 1990's, with financial stability re-established and the group's investment grade credit rating restored, Mr Kunkel's leadership team embarked on a new strategy to build a global premium branded beverage company.

This involved the development of CUB as a multi-beverage company and a major change in strategic direction with the sale of Molson Breweries in Canada and the underperforming brewing and pub assets in the United Kingdom, Courage Brewing and Inntrepreneur Pub Company Limited (IPCL). This was followed by the purchase of Beringer Wine Estates in United States, which when

merged with Mildara Blass, created one of the world's leading premium wine companies, Beringer Blass Wine Estates.

Today Foster's has a market capitalisation in excess of $9 billion, a BBB+ credit rating, low gearing and is established as one of the world's leading premium branded beverage companies.

***

For further information contact:

Media
Nicole Devlin
+613 9633 2265
0418 202 375

Investor Relations
Robert Porter
+613 9633 2560

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

10 February 2004

Moderate Underlying Earnings Growth & Strong Cash Flows

Significant Items Deliver Reported Profit up 127.9%

Foster's Group Limited results for the half year ended 31 December 2003.

Results Summary

	HY04 $m	HY03 $m	% Change
Net Sales Revenue (NSR) – continuing operations	1,959.8	2,037.0	(3.8)
EBITAS* - continuing operations	487.3	520.6	(6.4)
EBITA – continuing operations	453.7	518.8	(12.5)
Net significant items (after tax)	464.3	3.0	-
Net Income	764.1	335.3	127.9
Normalised Net Income**	320.6	311.6	2.9
Normalised Operating Cash Flow	286.9	211.9	35.4
Reported EPS – cents per share	35.9	16.2	121.6
Normalised EPS – cents per share**	15.1	15.1	-
EBITAS /NSR (%)- continuing operations	24.9	25.6	(0.7) pps

* Earnings before interest, tax, amortisation, significant items and SGARA (Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets").

** Excludes SGARA, significant items, amortisation and discontinued operations – refer table on page 9

Foster's Brewing International (FBI)

- FBI delivered an increase in EBITA of 10.1% to $21.9 million, with solid earnings in the Europe, Middle East and Africa, Greater Asia and Greater Pacific Regions, partially offset by lower earnings from North America. The Foster's brand volumes grew by 9% during the half.
- Normalised operating cash flow (before interest and tax) improved by 14.5% to $26.8 million.

Beringer Blass Wine Estates (BBWE)

- The Beringer businesses continued to operate in highly competitive market conditions, most notably in relation to the North American market. EBITAS (EBITA excluding SGARA) declined 28.1% to $182.4 million compared with the December 2002 half. At constant exchange rates[1], EBITAS declined by 17.5%. Asia Pacific Wine Trade continued to perform strongly, while Europe Wine Trade, Services and Clubs delivered lower earnings.
- BBWE generated normalised operating cash flow (before interest and tax) of $133.2 million despite the tough market conditions, a 0.2% increase. Normalised operating cash flow (before interest and tax) represented 62.5% of EBITDAS, a significant improvement from 46.9% in the prior corresponding period. At constant exchange rates, normalised operating cash flow increased 12.4%.
- BBWE margins were 20.4% at the half.
- Wine Trade margins at the half remained strong at 23.3%, with North America margins of 20.7%, Asia Pacific margins of 31.7% and Europe margins of 22.2%.

Lensworth Property Group

- Lensworth contributed EBITA of $18.9 million up 231.6%. The first half earnings reflect a continuation of the level of earnings reported in the second half of fiscal 2003. The earnings reflect the timing of land sales settlements with contributions for the full six months from all operating projects.

Significant Items (see pages 7 & 8 for additional details)

The results include a net significant gain before tax of $401.5 million, with an associated tax benefit of $62.8 million, totalling $464.3 million after tax.

The significant items include a profit before tax of $545.5 million associated with the divestment of ALH, partially offset by the writing down of the carrying value of some assets, as well as restructuring costs, totalling $144.0 million before tax.

The write-downs and other costs relate mainly to excess bulk wine inventories, as well as obsolete stock and packaging materials. A total of $73.9 million has been written down associated with these items. The excess bulk wine inventories, predominantly in North America, have been written down to net realisable value with the intent to dispose of this inventory.

Other actions in relation to Wine Trade and Wine Clubs have resulted in a write-down of $45.1 million. This charge relates to an adjustment to carrying values associated with measures designed to achieve more efficient production arrangements, exemplified by the closure of three South Australian winemaking and storage facilities and the consolidation of their activities into the highly efficient Wolf Blass Winery. In addition, two Clubs' businesses in the United Kingdom and France were closed.

For FBI a charge of $3.0 million has been taken, mainly associated with contractual arrangements.

---

[1] December fiscal half year 03 results restated based on December fiscal half year 04 actual exchange rates.

"Foster's has decided that in light of the severity of recent market conditions in wine, it is appropriate to further review the cost structure and capital usage of its global wine business."

"Recent organisational changes announced for Beringer Blass Wine Estates are a precursor to a comprehensive review of the global wine operations. While a number of activities have already been initiated, the review of all aspects of the global wine supply chain, from grape sourcing, procurement and winemaking through to distribution and logistics will be conducted over the coming months. The aim is to position the business in the strongest possible manner for the recovery in market conditions and to ensure a greater level of operational and capital efficiency, so that more sustainable earnings growth can be delivered, even under challenging market conditions."

Media:

Nicole Devlin
Manager, Corporate Affairs
+613 9633 2261
0418 202 375

Investor Relations:

Robert Porter
Vice President, Investor Relations
+613 9633 2560
0407 391 829

Group Financial Review

Revenue

Total operating revenue increased 40.1% to $3,842.0 million, which includes proceeds on the sale of ALH of $1,305.4 million. Net sales revenue of the continuing businesses decreased 3.8% to $1,959.8 million.

Revenue Summary

6 months to 31 December	2003 $m	2002 $m	% Change
Continuing operations			
CUB Beverages [1]	943.6	877.8	7.5
International Beer [2]	105.5	97.6	8.1
Royalties	23.9	21.5	
Intra-division sales	-	(5.6)	
Total Beer	**1,073.0**	**991.3**	**8.2**
Trade	610.1	713.5	(14.5)
Clubs	201.0	215.2	(6.6)
Services	106.7	137.9	(22.6)
Intra-division sales	(22.6)	(19.1)	
Total Wine	**895.2**	**1,047.5**	**(14.5)**
Inter-segment sales	(8.4)	(1.8)	
Net sales revenue – continuing	**1,959.8**	**2,037.0**	**(3.8)**
Discontinued operations			
Australian Leisure and Hospitality	321.9	462.5	
Inter-segment sales	(21.3)	(36.9)	
Net sales revenue [2]	**2,260.4**	**2,462.6**	**(8.2)**
Other operating revenue [3]			
Continuing operations [3]	281.4	266.8	
Discontinued operations [4]	1,310.4	15.3	
Inter-segment sales	(10.2)	(3.3)	
Total operating revenue [2]	**3,842.0**	**2,741.4**	**40.1**

1. CUB Beverages net sales revenues includes sales of beer, spirits, cider and wine in Australia by Carlton and United Breweries. Sales of non-alcoholic beverages of $66.0 million (2002 $65.2 million) have been disclosed in Other Operating revenue. Comparatives have been restated.
2. International beer comparative revenue has been restated for a change in the disclosure of New Zealand duties. The restatement increases revenue by $11.0 million (December 2002 revenue previously reported as $86.6 million for International beer and $2,510.4 million for Group net sales revenue).
3. Other operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales, non-alcoholic beverages and other non-beverage income.
4. Gross proceeds on the sale of ALH of $1,496.6 million comprises sales proceeds of $1,305.4 million included in other operating revenue, $150.0 million loan repayment and a further $41.2 million received and deferred for recognition in future accounting periods.

Earnings

The Group reported net profit after tax of $764.1 million for the period, an increase of 127.9% over the December 2002 half result of $335.3 million. This result included significant items after tax of $464.3 million associated with the divestment of ALH and the write down in the carrying value of some assets.

Earnings before interest, tax, amortisation, significant items, and SGARA (EBITAS) declined by 9.7% to $526.8 million. Adjusting for discontinued operations (ALH, which was divested on 5 November 2003), the EBITAS of continuing operations decreased by 6.4% to $487.3 million.

SGARA Accounting Standard

The measurement basis for vines and grapes prescribed by AASB 1037 Self-Generating and Re-Generating Assets (SGARA) has resulted in a decrease in earnings before interest and tax of $33.6 million (2002 $1.8 million loss). This decrease is associated with the valuation of Trade North America vineyards completed during the period, which indicated a reduction in the value of vines mainly associated with lower grape prices resulting from the current excess supply conditions in California.

Significant items

Significant items totalled $401.5 million before tax and $464.3 million after tax and comprised two main components:

1. Divestment of ALH - $545.5 million before tax
2. Write-down in Carrying Value of Assets and Other Restructuring Costs - $144.0 million. Details of the significant items are provided below:

	Pre-tax $m	Post tax $m
Gains		
Divestment of ALH		
- Profit on Sale	565.4	559.6
- Restructuring and Other Costs	(19.9)	(14.0)
Net significant gain	**545.5**	**545.6**
Expenses		
Wine inventory write down	(73.9)	(35.0)
Other wine asset write downs, winery rationalisation and other costs	(45.1)	(28.2)
FBI costs and provisions	(3.0)	(2.0)
Additional superannuation fund contributions and Group IT asset write down	(22.0)	(16.1)
Total significant expenses	(144.0)	(81.3)
Net significant items	**401.5**	**464.3**

Earnings per share

Earnings per share rose to 35.9 cents, an increase of 121.6% over the previous corresponding period. Earnings per share calculated on a normalised basis is 15.1 cents, representing no change from the previous corresponding period.

Normalised EPS Calculation

6 months to 31 December	2003 $m	2002 $m	% Change
Earnings after tax – as reported	764.1	335.3	127.9
Amortisation expense	25.0	23.6	
SGARA (gain)/loss (net of tax)	23.5	1.3	
Significant items (net of tax)	(464.3)	(3.0)	
Discontinued operations (net of tax)	(27.7)	(44.0)	
Deemed dividends on bonds	-	(1.6)	
Earnings after tax – normalised	320.6	311.6	2.9
Average number of shares (million)	2,128.4	2,060.0	3.3
Basic EPS (cents)	35.9	16.2	121.6
Normalised EPS (cents)	15.1	15.1	-

Earnings Summary

6 months to 31 December	2003 $m	2002 $m	% Change
Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS)			
Continuing operations			
CUB Beverages	289.3	266.5	8.6
International Beer	21.9	19.9	10.1
Beer	**311.2**	**286.4**	**8.7**
Trade	142.1	205.2	(30.8)
Clubs	27.3	30.0	(9.0)
Services	13.0	18.5	(29.7)
Wine	**182.4**	**253.7**	**(28.1)**
Property and Investments	18.9	5.7	231.6
Corporate	(25.2)	(25.2)	
EBITAS – continuing operations	**487.3**	**520.6**	**(6.4)**
Discontinued operations	39.5	62.9	
EBITAS	**526.8**	**583.5**	**(9.7)**
SGARA	(33.6)	(1.8)	
EBITA	**493.2**	**581.7**	**(15.2)**
Amortisation	(25.0)	(23.6)	(5.9)
EBIT pre-significant items	**468.2**	**558.1**	**(16.1)**
Net interest expense	(34.0)	(79.7)	
Tax	(130.3)	(143.5)	
Outside equity interest	(4.1)	(2.6)	
Significant items (net of tax)	464.3	3.0	
Net Profit after tax	**764.1**	**335.3**	**127.9**
Average shares outstanding (m)	2,128.4	2,060.0	
Dividends per share (cents)	8.75	8.25	6.1

Cash Flow

Net operating cash flow was $342.0 million compared with $225.7 million in the previous corresponding period, an increase of 51.5%.

Net interest paid of $30.6 million was 65.8% lower than the December 2002 half.

Capital spending and investments amounted to $208.5 million compared with $214.3 million in the previous corresponding half year period.

Cash Flow Highlights

6 months to 31 December	2003 $m	2002 $m	% Change
EBITAS	526.8	583.5	
Depreciation	75.3	80.7	
Vineyard operating expenses	(55.3)	(61.5)	
Other non-cash items	15.6	11.7	
Working capital change	(104.0)	(168.8)	
Operating cash flow before interest and tax	**458.4**	**445.6**	2.9
Net interest paid	(30.6)	(89.6)	
Tax paid	(140.9)	(144.1)	
Normalised net operating cash flows	**286.9**	**211.9**	35.4
One-off (receipts)/payments	55.1	13.8	
Net operating cash flows	**342.0**	**225.7**	51.5
Capital expenditure	(104.0)	(117.8)	
Investments	(104.5)	(96.5)	
Capital expenditure and investments	**(208.5)**	**(214.3)**	
Asset sale proceeds	7.3	14.4	
Business sales proceeds	1,323.5	-	
Net loan repayment proceeds	4.7	6.1	
Final dividend from previous period	(169.0)	(149.5)	

Capital & Investment Expenditure

An analysis of the capital and investment expenditure by business division is provided below.

	Capital expenditure $m	Investments $m	Total $m
CUB Beverages	45.6	77.2	122.8
Beringer Blass Wine Estates	41.3	24.3	65.6
Foster's Brewing International	2.9	-	2.9
Lensworth / Corporate	3.7	3.0	6.7
Continuing operations	93.5	104.5	198.0
Discontinued operations	10.5	-	10.5
Total	104.0	104.5	208.5

Investment expenditure of $104.5 million during the period comprised:

- CUB Beverages
  - 10% interest in Australian Leisure and Hospitality Group Limited for $76.5 million (associated with the share purchase subsequent to the listing of ALH).
  - Acquisition of the remaining 8% interest in BCB Beverages for $0.7 million.
- Beringer Blass Wine Estates

  Investments in wine-related assets, namely:

  - An additional 25% interest in Societe of Bouteillage of Beaujolais, Macon and Bourgogne (Sobemab)
  - An additional 16% interest in Matua Valley Wines
  - Alliance des Vins Fins (AVF), a wine services business in France
  - The Vasconcelos & Lyncke cork brand in Australia, New Zealand and the USA.
- Lensworth
  - Kawana Waters deferred consideration $3.0 million.

Balance Sheet

As at 31 December	2003 $m	2002 $m
Current assets		
Continuing operations	4,093.7	2,820.0
Discontinued operations	31.1	124.9
Total current assets	4,124.8	2,944.9
Non-current assets		
Continuing operations	5,622.4	6,289.5
Discontinued operations	-	708.5
Total non-current assets	5,622.4	6,998.0
Total assets	**9,747.2**	**9,942.9**
represented by:		
Australian Beer	2,020.1	1,925.4
International Beer	246.3	261.2
Wine	4,463.4	5,414.9
Property and Investments	281.6	282.7
Corporate (incl. tax and cash balances)	2,704.7	1,291.8
Continuing operations	**9,716.1**	**9,176.0**
Discontinued operations	31.1	766.9
	9,747.2	**9,942.9**
Current liabilities		
Continuing operations	3,738.2	2,250.8
Discontinued operations	40.5	60.4
Total current liabilities	3,778.7	2,311.2
Non-current liabilities		
Continuing operations	1,216.0	3,075.8
Discontinued operations	-	9.6
Total non-current liabilities	1,216.0	3,085.4
Total liabilities	**4,994.7**	**5,396.6**
Total equity	**4,752.5**	**4,546.3**
Net debt	684.3	3,283.1
Gearing 31 December (%)	14.4%	72.2%
Gearing post off-market buy-back payment (%)	28.5%	
EBITAS interest cover (times)	15.5	7.3

Normalised operating cash flow (before interest and tax) of $275.6 million represents 88.6% of EBITDA. Margins remained strong at 30.7%.

During the half, the Company announced the conditional sale of the Kent Brewery site in Sydney for $203 million, payable in five instalments between 2005 and 2010, subject to certain development approvals. The sale of this property is a major part of the relocation of production facilities to the more efficient Yatala brewery in Queensland and the Matilda Bay brewery near Perth, which will be a major contributor to the achievement of operational efficiency savings.

Foster's Brewing International

Foster's Brewing International (FBI) is responsible for managing the Foster's brand globally, international beer exports and for Foster's Asian operations in China, Vietnam and India and its Pacific operations in New Zealand, Fiji and Samoa.

6 months to 31 December	2003 $m	2002 $m	% Change
Volume (000' 9L cases)*	55,443	49,882	11.1
Net Sales Revenue	129.4	119.1	8.6
Earnings before interest, tax and amortisation	21.9	19.9	10.1
*Includes non beer volumes			

EBITA increased by 10.1% to $21.9 million. Earnings contributions from the Europe, Middle East and Africa (EMEA), Greater Asia and Greater Pacific Regions offset lower earnings from the Americas Region. FBI achieved 11.1% volume growth with the Foster's brand volume increasing by 9%, a strong result relative to other international premium lager brands.

Volume growth in EMEA was driven primarily by Foster's brand growth, particularly in the UK, associated with strong consumer brand recognition, favourable seasonal factors and a solid Christmas trading period, especially in the off-premise channel.

US volumes and earnings contributions were lower due to a slowing in growth of the import category in the US. The focus remains on tightly managing the US business with a number of initiatives in place to create greater sales momentum for the Fosters' brand.

Greater Asia contributed to earnings in the half for the first time, associated with an improvement in the mix of products sold and further progress on cost containment. Vietnam and China continued to perform well, with volume growth in regional brands, while in India the Fosters' brand has continued to build market share. The Greater Pacific region's contribution was higher from both New Zealand and the Pacific.

Wine Trade Division

The BBWE Wine Trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America and UK/Europe.

Wine Trade – North America

North American Wine Trade encompasses the sale of Californian, Australian and European wines in the North American markets.

6 months to 31 December	2003 $m	2002 $m	% Change
Wine Trade North America			
Volume (000' 9L cases)	5,977	5,851	2.2
AUD at Constant Exchange Rate			
Net Sales Revenue	427.7	433.6	(1.4)
EBITAS (excl SGARA)	88.6	120.3	(26.4)
AUD terms – reported			
Net Sales Revenue (A$m)	427.7	537.5	(20.4)
EBITAS (excl SGARA) (A$m)	88.6	149.6	(40.8)
EBITAS / Net sales revenue (%)	20.7	27.8	

Wine Trade North America experienced one of its most challenging operating periods. The performance of this division, which constitutes 70% of total Wine Trade volumes, was adversely affected by the continued excess supply of bulk wine and the associated market penetration of extreme value wines in the major California market.

Volumes increased by 2.2% in North America. The low rate of volume growth for the BBWE portfolio reflects lower depletions to retailers for the domestic premium wine categories (US$6-8, US$8-12), due to the impact of extreme value wines and the strong growth in the Australian US$6-8 category. Higher depletions compared with BBWE's own shipments allowed distributor inventory levels to be reduced during the half.

Industrial disputation by the United Food and Commercial Workers Union, which commenced in Southern California in mid October and continued through to the end of the year, reduced wine sales through some of the major supermarket chains in BBWE's largest individual market.

Reported net sales revenues declined 20.4% in AUD terms and by 1.4% in constant exchange rates. The lower sales revenue was due to the need to increase trade discounting and promotional expenditure, especially in the competitive US$8-12 price segment, to move case volume in an environment of excess bulk wine in the industry.

Reported EBITAS declined by 40.8% in AUD terms or by 26.4% at constant exchange rates, as a result of higher trade discounting, the mix shift to lower priced point products (Stone Cellars and Blush products from Beringer Founder's Estate and Meridian) and the higher cost of goods associated with the use of higher priced wine, in excess of current requirements, in lower priced products, such as Stone Cellars.

EBITAS margin for North America was 20.7% at the end of the half year, a strong margin position given the highly competitive nature of market conditions.

The Wolf Blass brand also continued its success in Ireland, having achieved, in October, the position of No.1 brand by value in the Australian category. However, a general tightening of retailer inventories in Ireland, following a duty increase, has resulted in lower shipments during the period.

Volumes in Europe were flat compared with the prior year as a result of a general process of distributor and retailer de-stocking in the face of difficult market conditions, particularly in Germany and Switzerland. The Kangaroo Ridge brand, which was acquired in December 2002, made a strong volume contribution in Europe during the period, with lower volumes from other Australian and New Zealand brands.

Revenues decreased by 6.2%, an increase of 8.4% at constant exchange rates.

EBITAS declined by 31.0%, or 20.6% at constant exchange rates, relative to an unsustainably strong corresponding period result[4], due to currency, lower margins associated with changes in channel and product mix as well as continued investment in brands and the organisational capabilities to build the European business.

Europe margins remain highly robust at 22.2%.

Wine Clubs

BBWE's Wine Clubs division sells wine directly to over one million members through its various wine clubs worldwide.

6 months to 31 December	**2003 $m**	**2002 $m**	**% Change**
Wine Clubs			
Volume (000' cases)	1,539	1,431	7.6
Net Sales Revenue (A$m)	201.0	215.2	(6.6)
EBITAS (excl SGARA) (A$m)	27.3	30.0	(9.0)
EBITAS / Net sales revenue (%)	13.6	13.9	

In the half, the major focus of the Clubs' business was the generation of new members. This resulted in a higher first half weighting in terms of marketing expenditure. Solid progress was made in generating new members, with a 10% increase to 1.2 million members (on a continuing business basis).

Volume growth of 7.6% was achieved, driven primarily by the Australian and new Swiss businesses.

EBITAS declined by 9.0% to $27.3 million or by 5.5% in constant currency terms. The lower EBITAS contribution reflects: currency changes, the higher first half marketing expenditure and mix factors associated with the sale of lower priced/lower margin products primarily due to offers to increase membership and, to a lesser extent, a general trading down in consumer purchases. A major focus in the second half will be to leverage the larger membership base to generate improved second half earnings relative to the prior corresponding period.

A number of the Clubs' businesses were reviewed during the period with the intent to improve Clubs' overall profitability. As a consequence, the UK and French Clubs' operations were closed. The new Switzerland based direct-to-customer operation performed to expectations, with success in securing new host party arrangements.

[4] In Wine Trade Europe for the fiscal 03 December half, EBITAS increased by 61.1% from the fiscal 02 December half.

Wine Services

Wine Services provides services to the wine and beverage industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand and France.

6 months to 31 December	2003 $m	2002 $m	% Change
Wine Services			
Net Sales Revenue (A$m)	106.7	137.9	(22.6)
EBITA (A$m)	13.0	18.5	(29.7)

Wine Services generated an EBITA of $13.0 million, a 29.7% decrease on the prior corresponding period. The lower earnings contribution was the result of operational issues associated with bottling capacity restrictions at Vinpac International as two new bottling lines were commissioned; reduced packaging margins, primarily in glass; a lower packaging materials contribution associated with lower harvests in New Zealand and Australia and the temporary loss of cork sales due to changes in suppliers.

Lensworth

Lensworth is the group's urban residential property business.

6 months to 31 December	2003 $m	2002 $m	% Change
Earnings before interest, tax, amortisation and significant items	18.9	5.7	231.6

Lensworth's EBITA increased by 231.6% to $18.9 million. The improved result was due to land sales settlements with contributions for the full six months from all operating projects. Market conditions for residential land were strong throughout the period and this was reflected in the high enquiry levels and the number of sales contracts written.

Outlook

Foster's expects the full year fiscal 04 normalised earnings after tax for its continuing businesses to be at a level slightly higher than that reported at the half year. In looking at the second half relative to the prior corresponding period, the following observations are relevant:

- Global beer is expected to continue to perform strongly.
- For Global Wine, while some stabilisation in performance is expected, this has to be seen in the context of continuing challenging market conditions.
- The Property contribution should continue to improve.
- Interest expense is expected to be lower.
- At an operational level, particularly for Wine, it is expected that foreign currency translation will have a continued impact.

Foster's Group Limited
Directors' Report for The Half Year Ended 31 December 2003

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

In November 2003 the Group successfully divested the Australian Leisure and Hospitality (ALH) business for gross proceeds of $1.5 billion. The continued retention of ALH was not considered essential for the execution of the Group's premium branded beverages strategy.

REVIEW OF OPERATIONS

The consolidated net profit of the Group, after income tax expense and outside equity interests was $764.1 million, a 127.9% increase on the previous corresponding period result of $335.3 million. The current period result included significant items which totalled a net gain after tax of $464.3 million. The prior period result included a significant gain after tax of $3.0 million.

Earnings before interest, tax, amortisation and significant items (EBITA) decreased 15.2% to $493.2 million, compared with $581.7 million in the previous corresponding period. The EBITA contribution from each operating division was as follows:

- CUB Beverages EBITA increased by 8.6% to $289.3 million compared with $266.5 million in the previous corresponding period.

- International beer contributed $21.9 million, an increase of 10.1% over the previous corresponding period of $19.9 million.

- Wine business achieved $148.8 million compared with $251.9 million in the previous corresponding period, a decrease of 40.9%.

- The Leisure and hospitality business, which has been reported as a discontinued operation, contributed EBITA of $39.5 million prior to the divestment of this business in November 2003.

- The Property division contributed $18.9 million compared with $5.7 million in the previous corresponding period.

- Corporate division costs before tax were $25.2 million, the same as the previous corresponding period.

SIGNIFICANT ITEMS

The net significant gain for the period of $401.5 million before tax ($464.3 million after tax) comprises the following items:

- Sale of the Australian Leisure and Hospitality business for proceeds of $1.5 billion with a resulting profit before tax of $545.5 million ($545.6 million after tax), offset by;
- Costs in the Wine division of $119.0 million before tax ($63.2 million after tax) mainly relating to a write down of excess wine inventory, the closure costs of three South Australian winemaking and storage facilities, the divestment of the UK Clubs business and other European wine business rationalisation.
- International beer costs of $3.0 million before tax ($2.0 million after tax) mainly associated with contractual arrangements.
- One-off costs in the Corporate division of $22.0 million before tax ($16.1 million after tax) mainly comprising a recoverable amount write down to Group IT assets and additional company superannuation contributions.

The previous corresponding period included a net significant loss before tax of $1.6 million (net significant gain of $3.0 million after tax) comprising:

- Profit on the sale of Lensworth UK properties $13.8 million, with nil applicable tax effect; offset by,
- Write down in the carrying value of Carlton sponsorship prepayments of $15.4 million ($10.8 million after tax).

STATE OF AFFAIRS

Significant changes in the state of affairs of the Group during the period and up to the date of this report were as follows:

Movement in Contributed Equity	Number of ordinary fully paid shares million	$m
Balance at 1 July 2003	2,072.6	3,511.9
Exchangeable bond conversion	125.4	468.0
Off-market buy-back	(167.1)	(303.8)
On-market buy-back	(30.0)	(135.9)
Dividend reinvestment plan	11.0	48.5
Employee share plans	5.3	20.3
Balance at 10 February 2004	2,017.2	3,609.0

DIVIDENDS

The Directors have declared an interim dividend of 8.75 cents per ordinary share, an increase of 6.1% from the 8.25 cents per share for the previous corresponding period.

DIRECTORS

The members of the Board of Directors of Foster's Group Limited who held office during the whole of the half year and up to the date of this report are as follows:

F J Swan	*Chairman*
M L Cattermole, AM	
D A Crawford	
B Healey	
E T Kunkel	*President and Chief Executive Officer*
G W McGregor, AO	

Mr. M G Ould was appointed to the Board of Directors on 3 February 2004 and held office up to the date of this report.

ROUNDING

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 10th day of February 2004.

Frank J. Swan	E.T. (Ted) Kunkel
Chairman	President and Chief Executive Officer

Appendix 4D
Half Yearly Report

FOSTER'S GROUP LIMITED

for the six months ended 31 December 2003

ABN 49 007 620 886

Results for announcement to the market

Extracts from this report for announcement to the market.

				$m
Total operating revenue	up	40.1%	to	$3,842.0
Profit from ordinary activities after tax attributable to members	up	127.9%	to	$764.1
Net profit for the period attributable to members	up	127.9%	to	$764.1

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend	8.75 ¢	8.75 ¢
Previous corresponding period	8.25 ¢	8.25 ¢

Record date for determining entitlements to the dividend	9 March 2004

2. Consolidated statement of financial position

	At End of Current Period			As Shown in Last Annual Report			As in Last Half Yearly Report		
	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m
Current Assets									
Cash assets	1,499.2	-	1,499.2	331.8	25.8	357.6	167.6	66.5	234.1
Receivables	1,521.4	-	1,521.4	1,421.0	8.3	1,429.3	1,370.4	7.6	1,378.0
Inventories	1,027.2	31.1	1,058.3	1,123.0	36.3	1,159.3	1,228.5	47.7	1,276.2
Other current assets	45.9	-	45.9	54.8	0.3	55.1	53.5	3.1	56.6
Total Current Assets	**4,093.7**	**31.1**	**4,124.8**	**2,930.6**	**70.7**	**3,001.3**	**2,820.0**	**124.9**	**2,944.9**
Non-Current Assets									
Receivables	90.0	-	90.0	102.7	-	102.7	123.7	-	123.7
Investments accounted for using the equity method	78.5	-	78.5	89.7	-	89.7	70.8	-	70.8
Other financial assets	79.4	-	79.4	1.9	-	1.9	2.5	-	2.5
Inventories	551.8	-	551.8	571.8	-	571.8	617.9	-	617.9
Property, plant and equipment	1,977.6	-	1,977.6	2,086.5	685.3	2,771.8	2,274.6	667.5	2,942.1
Agricultural assets	282.4	-	282.4	328.5	-	328.5	356.6	-	356.6
Intangible assets	2,254.3	-	2,254.3	2,382.8	50.6	2,433.4	2,547.6	41.0	2,588.6
Deferred tax assets	276.5	-	276.5	247.7	-	247.7	234.4	-	234.4
Other non-current assets	31.9	-	31.9	40.1	-	40.1	61.4	-	61.4
Total Non-Current Assets	**5,622.4**		**5,622.4**	**5,851.7**	**735.9**	**6,587.6**	**6,289.5**	**708.5**	**6,998.0**
Total Assets	**9,716.1**	**31.1**	**9,747.2**	**8,782.3**	**806.6**	**9,588.9**	**9,109.5**	**833.4**	**9,942.9**
Current Liabilities									
Payables	2,065.9	40.5	2,106.4	1,230.6	29.9	1,260.5	1,187.0	49.7	1,236.7
Interest bearing liabilities	1,443.2	-	1,443.2	770.9	-	770.9	892.8	-	892.8
Current tax liabilities	123.6	-	123.6	107.7	-	107.7	109.4	-	109.4
Provisions	105.5	-	105.5	118.7	13.0	131.7	61.6	10.7	72.3
Total Current Liabilities	**3,738.2**	**40.5**	**3,778.7**	**2,227.9**	**42.9**	**2,270.8**	**2,250.8**	**60.4**	**2,311.2**
Non-Current Liabilities									
Payables	130.0	-	130.0	183.8	-	183.8	83.9	-	83.9
Interest bearing liabilities	740.3	-	740.3	2,234.3	-	2,234.3	2,624.4	-	2,624.4
Deferred tax liabilities	271.8	-	271.8	326.3	-	326.3	289.7	-	289.7
Provisions	73.9	-	73.9	74.4	6.2	80.6	77.8	9.6	87.4
Total Non-Current Liabilities	**1,216.0**		**1,216.0**	**2,818.8**	**6.2**	**2,825.0**	**3,075.8**	**9.6**	**3,085.4**
Total Liabilities	**4,954.2**	**40.5**	**4,994.7**	**5,046.7**	**49.1**	**5,095.8**	**5,326.6**	**70.0**	**5,396.6**
Net Assets	**4,761.9**	**(9.4)**	**4,752.5**	**3,735.6**	**757.5**	**4,493.1**	**3,782.9**	**763.4**	**4,546.3**
Equity									
Contributed equity	3,669.1	-	3,669.1	3,511.9	-	3,511.9	3,481.6	-	3,481.6
Reserves	(107.0)	-	(107.0)	18.3	-	18.3	16.5	-	16.5
Retained profits	1,152.8	(9.4)	1,143.4	153.2	757.5	910.7	230.7	763.4	994.1
Equity attributable to members of the parent entity	4,714.9	(9.4)	4,705.5	3,683.4	757.5	4,440.9	3,728.8	763.4	4,492.2
Outside equity interests in controlled entities	47.0	-	47.0	52.2	-	52.2	54.1	-	54.1
Total Equity	**4,761.9**	**(9.4)**	**4,752.5**	**3,735.6**	**757.5**	**4,493.1**	**3,782.9**	763.4	**4,546.3**

3. Consolidated statement of cash flows

	Current Period			Previous Corresponding Period		
	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m
Cash Flows Related to Operating Activities						
Receipts from customers	2,775.4	473.1	**3,248.5**	2,856.2	465.8	3,322.0
Payments to suppliers, governments and employees	(2,298.8)	(436.2)	**(2,735.0)**	(2,465.6)	(397.0)	(2,862.6)
Interest received	83.7	-	**83.7**	55.8	-	55.8
Borrowing costs	(114.3)	-	**(114.3)**	(145.4)	-	(145.4)
Income taxes paid	(140.9)	-	**(140.9)**	(144.1)	-	(144.1)
Net Operating Cash Flows	**305.1**	**36.9**	**342.0**	**156.9**	**68.8**	**225.7**
Cash Flows Related to Investing Activities						
Payment for purchases of property, plant and equipment and agricultural assets	(93.5)	(10.5)	**(104.0)**	(85.6)	(32.2)	(117.8)
Proceeds from sale of property, plant and equipment	7.2	0.1	**7.3**	5.5	8.9	14.4
Proceeds from sale of controlled entities	-	1,323.5	**1,323.5**	-	-	-
Payments to acquire controlled entities (net of cash balances acquired)	-	-	**-**	(20.4)	-	(20.4)
Payments to acquire outside equity interest in controlled entities	(22.0)	-	**(22.0)**	(3.8)	-	(3.8)
Payments for acquisition of investments and other assets	(82.5)	-	**(82.5)**	(72.3)	-	(72.3)
Proceeds from sale of investments and other assets	-	-		-	-	-
Net proceeds from repayment of loans	4.7	-	**4.7**	6.1	-	6.1
Net Investing Cash Flows	**(186.1)**	**1,313.1**	**1,127.0**	**(170.5)**	**(23.3)**	**(193.8)**
Cash Flows related to Financing Activities						
Payment for shares bought back	(77.0)	-	**(77.0)**	(41.2)	-	(41.2)
Proceeds from issue of shares and exercise of options	0.3	-	**0.3**	1.5	-	1.5
Proceeds from borrowings	13.5	-	**13.5**	136.3	-	136.3
Repayment of borrowings	(70.2)	-	**(70.2)**	(67.1)	-	(67.1)
Distributions to outside equity interest	(0.7)	-	**(0.7)**	-	-	-
Dividends paid	(169.0)	-	**(169.0)**	(149.5)	-	(149.5)
Transfer of cash from discontinued operation	1,375.8	(1,375.8)	**-**	11.1	(11.1)	-
Net Financing Cash Flows	**1,072.7**	**(1,375.8)**	**(303.1)**	**(108.9)**	**(11.1)**	**(120.0)**
Net increase/(decrease) in cash held	**1,191.7**	**(25.8)**	**1,165.9**	**(122.5)**	**34.4**	**(88.1)**
Cash at beginning of the year	311.8	25.8	**337.6**	239.3	32.1	271.4
Effects of exchange rate changes on foreign currency cash flows and cash balances	(6.5)	-	**(6.5)**	1.1	-	1.1
Cash at the end of the year	**1,497.0**	**0.0**	**1,497.0**	**117.9**	**66.5**	**184.4**

Non cash financing activity: *Exchangeable bonds expired in October* 2003 with *the conversion of* $531.2 *million* or 89.3% of the face value of the bonds into ordinary shares, increasing issued equity by 6% or 125.4 million ordinary shares. Dividend reinvestment plan participation resulted in 11.0 million shares being issued increasing share capital by $48.5 million.

Notes to consolidated financial statements

4. Segment results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation $m	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
2003											
Industry segments											
Australian Beer	2,020.1	387.6	46.3	24.8	3.7	1,021.7	(31.5)	990.2	286.2	-	286.2
International Beer	246.3	42.7	2.9	4.7	6.8	132.1		132.1	21.2	(3.0)	18.2
Wine	4,463.4	357.9	52.5	50.5	114.7	918.6	(8.4)	910.2	128.9	(119.0)	9.9
Property and investments	281.6	108.9	0.3	0.4	-	101.4		101.4	18.9	-	18.9
Corporate	929.0	1,478.2	3.5	6.0	20.9	1.0		1.0	(25.2)	(22.0)	(47.2)
Continuing operations	7,940.4	2,375.3	105.5	86.4	146.1	2,174.8	(39.9)	2,134.9	430.0	(144.0)	286.0
Discontinued operations	31.1	40.5	10.5	13.9	52.9	1,632.4		1,632.4	38.2	545.5	583.7
	7,971.5	2,415.8	116.0	100.3	199.0	3,807.2	(39.9)	3,767.3	468.2	401.5	869.7
Unallocated											
Cash/Interest bearing liabilities	1,499.2	2,183.5									
Deferred tax assets/tax provisions	276.5	395.4									
Interest revenue								74.7			
Net interest expense											(34.0)
	9,747.2	4,994.7						3,842.0			835.7
2002											
Industry segments											
Australian Beer	1,925.4	308.8	23.6	29.3	21.7	956.7	(45.8)	910.9	264.4	(15.4)	249.0
International Beer	261.2	50.2	2.2	4.5	6.4	120.9		120.9	19.8	-	19.8
Wine	5,414.9	416.8	86.5	50.3	4.2	1,098.3	(1.8)	1,096.5	231.4	-	231.4
Property and investments	282.7	119.5	1.3	0.2	0.5	86.8		86.8	5.7	13.8	19.5
Corporate	823.3	515.0	1.9	4.8	0.4	0.4		0.4	(25.2)	-	(25.2)
Continuing operations	8,707.5	1,410.3	115.5	89.1	33.2	2,263.1	(47.6)	2,215.5	496.1	(1.6)	494.5
Discontinued operations	766.9	70.0	32.2	15.2	1.5	477.8	-	477.8	62.0	-	62.0
	9,474.4	1,480.3	147.7	104.3	34.7	2,740.9	(47.6)	2,693.3	558.1	(1.6)	556.5
Unallocated											
Cash/Interest bearing liabilities	234.1	3,517.2									
Deferred tax assets/tax provisions	234.4	399.1									
Interest revenue								48.1			
Net interest expense											(79.7)
	9,942.9	5,396.6						2,741.4			476.8

The Group operates predominantly in the beverage industry, which includes the production and marketing of alcoholic beverages. The interest revenue and interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis. Discontinued operations comprise the Leisure and Hospitality division which was divested in November 2003.

4. Segment results (continued)

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2003	
Geographical segment			
Australia - continuing operation	**4,533.6**	**72.6**	**1,456.6**
Asia and Pacific	**231.5**	**4.6**	**145.5**
Europe	**395.2**	**14.1**	**136.8**
Americas	**2,780.1**	**14.2**	**396.0**
Continuing operations	**7,940.4**	**105.5**	**2,134.9**
Discontinued operations - Australia	**31.1**	**10.5**	**1,632.4**
	7,971.5	**116.0**	**3,767.3**
Unallocated			
Cash	**1,499.2**		
Deferred tax assets	**276.5**		
Interest revenue			**74.7**
	9,747.2		**3,842.0**
		2002	
Geographical segments			
Australia - continuing operation	4,283.1	50.3	1,236.8
Asia and Pacific	246.7	8.5	137.6
Europe	440.8	5.9	197.8
Americas	3,736.9	50.8	643.3
Continuing operations	8,707.5	115.5	2,215.5
Discontinued operations - Australia	766.9	32.2	477.8
	9,474.4	147.7	2,693.3
Unallocated			
Cash	234.1		
Deferred tax assets	234.4		
Interest revenue			48.1
	9,942.9		2,741.4

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $0.1 million (2002 $3.5 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $78.5 million (2002 $70.8 million).

5. Revenue from ordinary activities	Current Period $m	Previous Corresponding Period $m
Net beer sales	1,049.1	975.4
Net wine sales	895.2	1,047.5
Royalties	23.9	21.5
	1,968.2	2,044.4
Inter-segment sales	(8.4)	(7.4)
Continuing operations	1,959.8	2,037.0
Discontinued operations	321.9	462.5
Inter-segment sales	(21.3)	(36.9)
Net sales revenue	**2,260.4**	2,462.6
Continuing operations	206.7	218.7
Discontinued operations	1,310.4	15.3
Inter-segment sales	(10.2)	(3.3)
Other operating revenue	1,506.9	230.7
	3,767.3	2,693.3
Interest income	74.7	48.1
Total operating revenue	**3,842.0**	2,741.4

6. Consolidated retained profits	Current Period $m	Previous Corresponding Period $m
Retained profits at beginning of financial period	910.7	704.8
Net profit attributable to members	764.1	335.3
Net transfers from/(to) reserves	(11.0)	-
Convertible bond equity transfer from share capital	63.2	-
Net effect of changes in accounting policies	-	(44.4)
Dividends provided for or paid	(583.6)	(1.6)
Retained profits at end of financial period	**1,143.4**	**994.1**

7. Dividends

Date interim dividend payable	2 April 2004
Registrable transfers received by the Company at its principal register at Computershare Investor Services Pty. Limited, Level 12, 565 Bourke Street, Melbourne or any of its branch registers up to 5.00 pm on 9 March 2004, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.	
If it is a final dividend, has it been declared?	N/A

Amount Per Security

		Amount per security	Franked amt per security at 30%	Amount per security of foreign sourced dividend
	Interim dividend: Current year	8.75 ¢	8.75 ¢	Nil
	Previous year	8.25 ¢	8.25 ¢	Nil

Interim Dividend on all Securities

	Current Period $m	Previous Corresponding Period $m
Ordinary securities	175.8	170.4
Ordinary securities - off market share buy back	366.0	-
Preference securities	N/A	N/A
Total	**541.8**	**170.4**

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The new shares will be issued at an amount which is the weighted average price of ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days up to and including the record date for the dividend.

The last date for receipt of election notices for participation in the 2003/04 interim dividend under the DRP is Tuesday, 9 March 2004.

On 22 December 2003, 167,107,552 ordinary were bought back off-market at a price of $4.00 per share. A total of $668.4 million was paid to shareholders on 6 January 2004. This price included a $2.19 dividend component resulting in $366.0 million recognised in retained profits and $1.81 share capital component.

8. NTA Backing

	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary share	$1.21	$0.92

The net asset backing per ordinary share was $2.32 at end of the current period and $2.17 at the end of the previous corresponding period.

9(a). Control Gained Over Entities Having Material Effect

1	Name of entity (or group of entities)*.	N/A
2	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired.	N/A
3	Date from which such profit/(loss) has been calculated.	N/A
4	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period.	N/A

9(b). Loss of Control of Entities Having Material Effect

1	Name of entity (or group of entities)*. *Australian Leisure & Hospitality Group Limited and its controlled entities*	
2	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control.	$38.2 m
3	Date to which the profit/(loss) in item 2 has been calculated.	5 Nov 2003
4	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period.	$62.0 m
5	Contribution to consolidated operating profit/(loss) and extraordinary items after tax from sale of interest leading to loss of control.	$545.6 m

10. Details of Aggregate Share of Profits/(Losses) of Associates and Joint Venture Entities

	Current Period $m	Previous Corresponding Period $m
Profit/(loss) from ordinary activities before income tax	0.7	3.5
Amortisation of notional goodwill	(0.6)	-
Income tax on ordinary activities	-	(1.0)
Profit/(loss) from ordinary activities after income tax	0.1	2.5
Extraordinary items net of tax	-	-
Net profit/(loss)	0.1	2.5
Outside equity interests	-	-
Net profit/(loss) attributable to members	0.1	2.5

11. Material Interests in Entities Which are not Controlled Entities

The economic entity has an interest (that is material to it) in the following entities.

Name of Entity	Percentage of Ownership Interest Held at End of Period or Date of Disposal		Contribution to Profit/(loss)	
Equity accounted associates and joint venture entities	Current Period	Previous Corresponding Period	Current Period $m	Previous Corresponding Period $m
	N/A	N/A	N/A	N/A
Total				
Other material interests Australian Leisure and Hospitality Group Limited	10.0%	100.0%	38.2	62.0
Total			38.2	62.0

12. Issued and Quoted Securities at End of Current Period

Category of securities	Total number	Number Quoted	Issued price per security (cents)	Amount paid up per security (cents)
Ordinary Shares				
Fully Paid (1)	2,030,184,548	2,030,184,548	-	-
Partly Paid (2)	998,310	-	Various (2)	1.67
Issued during current period		-	Various (1)	-
Decreases during current period		-	Various (1)	-
Convertible Debt Securities				
US$400m (3)	-	-	-	-
Options			*Exercise Price*	*Expiry Date*
Conversion:				
1 option for 1 ordinary share	1,990,000	-	Various (4)	11/05
Issued during current period	-	-	-	
Exercised during current period	-	-	-	
Expired during current period	-	-	-	

(1) 11,006,264 fully paid ordinary shares were issued under the Dividend reinvestment plan. The issue price was $4.41 per share on 1 October 2003.

4,080 fully paid ordinary shares were acquired at $0.00 per share by eligible employees pursuant to participation in the Long Term Incentive Plan.

16,960,283 fully paid ordinary shares were bought back on market from 31 October 2003 to 23 December 2003. The price ranged from $4.42 to $4.59 per share.

5,114,800 fully paid ordinary shares were issued under the Employee Share Plan to 2,615 Group employees on 10 December 2003. The issue price was $3.88 per share. 84,556 fully paid ordinary shares were issued under the International Employee Share Plan to 159 employees between 11 July 2003 and 15 October 2003. The issue price ranged from $3.77 to $3.94.

167,107,552 fully paid ordinary shares were bought back in an off market transaction on 22 December 2003. The price paid per ordinary share was $4.00 which comprised $2.19 dividend payment and $1.81 share capital component.

(2) The issue price of the partly paid shares ranged from $4.32 to $9.40. The amount uncalled on the partly paid shares ranges between $4.30 and $9.38, the weighted average uncalled amount on these being $8.32. No partly paid shares were called up or issued during the current period.

(3) 125,392,627 shares were issued following the exchangeable bond conversion between 22 August 2003 and 30 September 2003. The issue price ranged from $4.19 to $4.37 with a total issued cost of $531,152,019.

USD30.0 million exchangeable bonds were repurchased on 30 September 2003 at a cost of $44,666,796 and USD12.725 million exchangeable bonds were redeemed at maturity on 5 October 2003 at a cost of $18,771,205.

12. Issued and Quoted Securities at End of Current Period (continued)

(4) OPTIONS	Shares Represented	Number Quoted	Exercise Price dollar/share		Expiry Date
Issued during the Current Period					
Nil	-		-		-
Total Options on Issue at end of the Current Period					
Employee Options	50,000	-	2.12	(5)	11/05
Employee Options	160,000	-	2.36	(5)	11/05
Employee Options	1,200,000	-	2.12	(6)	11/05
Employee Options	160,000	-	2.36	(6)	11/05
Employee Options	420,000	-	2.48	(6)	11/05
	1,990,000				

At the Annual General Meeting held on 25 October 1999, shareholders approved the proposal to extend the existing exercise period of the remaining options to ten years after the date on which most of the options were granted.

The abovementioned employee options over unissued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: \$3.08 in respect of the options marked (5) and \$3.40 in respect of the options marked (6), with both series of options expiring in 2005.

The criteria allowing the options expiring in 2005 to be exercised has been met.

13. Comments by Directors

A statement by the Directors on material factors affecting the earnings and operations of the economic entity precedes this report.

Basis of Preparing the Financial Report

This general purpose financial report for the interim half year reporting period ended 31 December 2003 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Foster's Group Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Refer to the statement by Directors on material factors affecting the earnings and operations of the economic entity which precedes this report.

Material factors affecting the revenue and expenses of the economic entity for the current period

Refer to the report by Directors on material factors affecting the earnings and operations of the economic entity which precedes this report.

Discontinued operations

The Leisure and Hospitality division (ALH) has been recognised as a discontinued operation, following the divestment of this business on 5 November 2003. The continued retention of ALH was not considered essential for the execution of the Group's premium branded beverage strategy.

Significant items

Significant items totalled $401.5 million before tax and $464.3 million after tax and comprised two main components:

1. Divestment of ALH - $545.5 million before tax
2. Write-down in carrying value of assets and other restructuring costs - $144.0 million before tax. Details of the significant items are provided below:

	Pre-tax $m	Post tax $m
Gains		
Divestment of ALH	545.5	545.6
Expenses		
Wine inventory write-down	(73.9)	(35.0)
Other wine asset write-downs, vineyard rationalisation and other costs	(45.1)	(28.2)
International Beer costs and provisions	(3.0)	(2.0)
Additional superannuation fund contributions and Group IT asset write-down	(22.0)	(16.1)
Total significant losses	(144.0)	(81.3)
Net significant items	**401.5**	**464.3**

Description of events since the end of the current period which have had a material effect and are not related to matters already reported

No events have occurred since the end of the current period which have a material effect on matters reported here.

13. Comments by Directors (continued)

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

At the end of the period after providing for tax payable in the current period, there was $185.2 million in franking credits available. While the extent of further franking will be dependent upon operating performance and the business environment, there are reasonable prospects that subsequent dividend payments will be fully franked.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 31 December 2003. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

Changes in accounting policies since the last annual report

The accounting policies adopted are consistent with those of the previous corresponding period and the last annual report.

Revisions in estimates of amounts reported in previous interim periods

There were no material revisions made in amounts reported in previous interim periods.

Changes in contingent liabilities or contingent assets

There are no contingent assets reported for the half year ended 31 December 2003. Contingent liabilities reported at 31 December 2003 totalled $308.8 million, an increase of $170.0 million from contingent liabilities of $138.8 million reported at 30 June 2003. The increase is attributable to guarantees arising in respect of other persons.

14. Compliance Statement

1 This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

2 This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on financial statements which have been subject to audit review.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone +61 3 8603 6555
Facsimile +61 3 8603 6009

Independent review report to the members of Foster's Group Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Foster's Group Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Foster's Group (as defined below) as at 31 December 2003 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises pages 2 to 7 and 13 to 14 (excluding reference to the report by Directors) of the half-yearly report included in the attached Appendix 4D of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration attached thereto for the Foster's Group (the consolidated entity) for the half-year ended 31 December 2003. The consolidated entity comprises both Foster's Group Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

PRICEWATERHOUSECOOPERS

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
10 February 2004

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

10 February, 2004

Foster's Lodges Notice of Meeting Seeking Shareholder Approval to Continue Major Capital Management Programme

Foster's Group Limited (Foster's) today lodged with the Australian Stock Exchange (ASX) and Australian Securities and Investments Commission (ASIC) notice of a General Meeting. The meeting will be held in Melbourne on 17 March 2004.

The purpose of the meeting is to obtain shareholder approval for the Company to continue its major capital management programme with the purchase of further Foster's shares, and to approve the re-election of Mr M.G Ould as a Director of the Company.

Following completion of the Company's off-market buy-back in December 2003, Foster's announced its intention to seek shareholder approval to repurchase shares above the 10% of the smallest number of issued shares during the last 12 months limit (10/12 limit) imposed by the Corporations Act.

To date the Company has bought back a total of 197.1 million shares as a result of the off-market and on-market share buy-backs. It is the Directors' intention to repurchase a further 7.7 million shares under the on-market buy-back which will recommence from 11 February 2004. Having nearly reached the 10/12 limit, shareholder approval is required to repurchase shares above the 10/12 limit.

If shareholder approval is obtained for a further on-market buy-back of shares, it will have the effect of further reducing the total number of shares on issue, providing continuing shareholders with a larger proportional ownership of the Company.

A copy of the Notice of Meeting which contains details of the arrangements for the meeting and the two resolutions to be voted on, will be mailed to Foster's shareholders shortly. A copy of the Notice of Meeting is also available on the Foster's website at www.fostersgroup.com

***

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

FOSTER'S
GROUP

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
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SAMPLE STREET
SAMPLETOWN TAS 7000

10 February 2004

Dear Shareholder

FOSTER'S GENERAL MEETING

I am writing to you to inform you of a General Meeting of Foster's shareholders to be held on Wednesday, 17 March 2004 at 8.30am.

The meeting is seeking shareholder approval relating to two important resolutions:

- The approval of a further share buy-back of up to 200 million shares, and
- The re-election of Mr Ould - recently appointed to the Foster's Board as a Director.

You may be aware that the Company has undertaken major capital management initiatives over recent months. This has included both on-market and off-market share buy-back activities. With the expected completion shortly of these activities, the company will have repurchased nearly 10% of the smallest number of issued shares during the last 12 months. This is the maximum amount that the Company can repurchase under the Corporations Act, without seeking shareholder approval.

The Company intends to continue its major capital management programme and accordingly, is seeking shareholder approval to be able to repurchase up to an additional 200 million shares. The explanatory notes provide details of the resolution and I encourage you to review this document.

Your Directors believe that share buy-back activity is a responsible and disciplined means of returning funds to shareholders, in the absence of alternative investment opportunities.

Shareholder approval is also sought for the re-election of Mr Ould as a Director of the Company. He was recently appointed as a Director and in accordance with the Company's Constitution offers himself for re-election at this meeting.

All shareholders are entitled to attend and vote at the meeting or to vote by proxy. My fellow Directors and I recommend that you vote in favour of both resolutions.

Based on the availability of the Directors in March, the meeting has had to be arranged for 8.30am. I appreciate that this is an earlier starting time than our usual meetings and I regret any inconvenience this may cause. For those shareholders unable to attend in person, I encourage you to submit a proxy vote.

If you have any questions about any aspect of the two resolutions please contact Investor Relations on (03) 9633 2773 or visit the Foster's website at www.fostersgroup.com

Yours faithfully

Frank J Swan
Chairman

005669 V_00971D

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

FOSTER'S
GROUP

Notice of General Meeting

Notice is hereby given that a General Meeting of the members of Foster's Group Limited will be held at the Melbourne Concert Hall, Victorian Arts Centre, St. Kilda Road, Melbourne, Victoria, Australia on Wednesday, 17 March 2004, at 8.30 a.m.

BUSINESS:

Resolutions

1. **Approval of Further Share Buy-Back**

   The resolution set out below will be proposed as an ordinary resolution:

   "That, for the purposes of section 257C(1) of the Corporations Act 2001, the buy-back of up to 200 million fully paid ordinary shares in the Company during the next 12 months under an on-market buy-back, being in excess of the 10/12 limit (as defined in section 257B(4) of the Corporations Act 2001) be approved, details of which are provided in the accompanying Explanatory Notes."

2. **Re-election of Director**

   Mr M.G. Ould, who was appointed a Director since the last General Meeting, retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

   Information regarding the candidate for re-election is in the accompanying Explanatory Notes.

By Order of the Board,

Peter A Bobeff

P.A. Bobeff,
Secretary.
Melbourne, 10 February 2004

Information for Members

1. A member entitled to attend and vote at the meeting may appoint a proxy. If entitled to cast two or more votes, the member may appoint one or two proxies.
2. Where two proxies are appointed, each proxy may be appointed to represent a specific proportion of the member's voting rights. If the proportion is not specified, each proxy may exercise half of the member's voting rights. Fractional votes will be disregarded.
3. A proxy need not be a member of the Company.
4. The Proxy Form must be signed by the member or the member's attorney. Proxies given by corporations must be signed in accordance with the corporation's constituent documents, or as authorised by the Corporations Act 2001.
5. To be valid, the Proxy Form must be lodged at the registered office of the Company or the office of the Company's Share Registry:

   Computershare Investor Services Pty Limited
   GPO Box 242, Melbourne, Victoria 3001
   Level 12, 565 Bourke Street,
   Melbourne, Victoria, 3000 Australia

   at least 48 hours before the time for holding the meeting. The Proxy Form can be also sent by facsimile to the Company's Share Registry on (03) 9473 2469.
6. If this Proxy Form is executed under a power of attorney which has not been noted by the Company, the power of attorney must accompany the Proxy Form.
7. In the case of joint shareholders, the signature of the senior shareholder will be accepted to the exclusion of the other joint shareholders, and for this purpose seniority is determined by the order in which the names stand in the Register of Members in respect of the joint shareholding. Nevertheless, the names of all joint shareholders should be shown.
8. The Company has determined in accordance with the Corporations Act 2001, that for the purpose of voting at the meeting, shares will be taken to be held by those who hold them at 7.00 p.m. AEST on Monday, 15 March 2004.

CORPORATIONS

A corporation may elect to appoint a representative in accordance with the Corporations Act 2001, in which case the Company will require written proof of the representative's appointment, which must be lodged with or presented to the Company before the meeting.

Explanatory Notes

Resolution 1 - Approval of Further Share Buy-Back

Shareholder Approval being Sought

The approval of shareholders is being sought to enable the Company to continue its major capital management programme with the repurchase of further shares. The Corporations Act 2001 requires a company to seek shareholder approval, by way of an ordinary resolution passed at a general meeting, if it proposes to repurchase more than 10% of the smallest number of issued shares during the last 12 months (the **"10/12 limit"**).

Approval is being sought to allow the Company to repurchase up to 200 million shares (approximately 10% of the Company's issued capital) above the 10/12 limit within the next 12 months. The Directors recommend that shareholders vote in favour of the proposed resolution and encourage shareholders to read the information below.

Background - Foster's Capital Management Programme

In November 2003, the Company announced its intention to engage in a major capital management programme, through an off-market share buy-back of a portion of its fully paid ordinary shares. This was considered to be an efficient way to repurchase shares following the conversion of 89.3% of the Company's US$400 million convertible bonds into approximately 125 million shares. In addition, during the latter part of 2003, the Company completed the divestment of its Australian Leisure and Hospitality division ("ALH"). The Directors determined that the retention of ALH was not essential for the implementation of the Company's premium beverages strategy. Total cash proceeds after transaction costs of $1.35 billion were generated from this transaction. Given the Company had not identified a compelling investment opportunity to utilise these funds, the Directors decided to return these funds through the mechanism of a share buy-back.

In determining its capital management activities, the Company has been influenced by its desire to maintain its gearing (net debt to book equity) within the range of approximately 50% to 70%. This gearing range is consistent with the necessary financial coverage ratios required by credit rating agencies for the Company to maintain its current investment grade credit ratings.

An off-market share buy-back was identified as the most efficient means of repurchasing as large a number of shares as quickly as practicable and, in doing so, to assist in mitigating the dilution to earnings per share following the divestment of ALH. The Company's moderate gearing, strong cash flows and funds from the ALH transaction, enabled it to implement a major capital management programme. The off-market buy-back was completed in late December 2003 and the payments were made on 6 January 2004.

The Company repurchased 167.1 million shares at a cost of $668.4 million in the off-market buy-back. Following the completion of the off-market buy-back the Company continued its on-market share buy-back which had commenced in October 2003. Up to 10 February 2004, the Company repurchased a total of 30.0 million shares under the on-market buy-back at a cost of $135.6 million (of which 13.0 million shares were repurchased since 31 December 2003). It is the Directors' intention to buy-back a further 7.7 million shares under the on-market buy-back which will recommence from 11 February 2004.

The Company has bought back a total of 197.1 million shares in the two buy-backs to date, and with the purchase of a further 7.7 million shares the Company will have bought back a total of 204.8 million shares. Having nearly reached the 10/12 limit, being the maximum number of shares that the Company can repurchase without shareholder approval, shareholder approval is required to repurchase further shares above the 10/12 limit.

The Company has a strong balance sheet and the capability to engage in further share repurchases and, accordingly, seeks shareholder approval to undertake further on-market share buy-back activity.

The Nature of Further Capital Management Activities

Subject to shareholder approval being obtained and prevailing conditions, it is the Directors' intention to buy-back approximately 100 million shares through a further on-market share buy-back over the next 12 months.

In addition to the repurchase of approximately 100 million shares, the Company will also have the scope to engage in capital management activities consistent with past practice, including buying back shares approximating the number of shares issued under the Foster's Dividend Reinvestment Plan and various Foster's employee share

plans. Based on experience in recent years, the Directors expect to buy-back approximately 25 million shares over a 12 month period as part of such activities.

While it is expected that approximately 125 million shares will be repurchased as part of the on-market share buy-back, it remains the intent of the Directors to repurchase the maximum practicable level of shares consistent with the retention of the Company's credit rating status and dependent on prevailing conditions, the balance sheet and cash flow position of the Company at the relevant time.

The Company is seeking approval to repurchase an additional 75 million shares, bringing the total to the 200 million shares for which approval is being sought, to provide flexibility in respect of the Company's capital management initiatives if the appropriate opportunities present themselves.

Based on the financial situation of the Company at its most recent reporting period (31 December 2003), the repurchase of approximately 125 million shares is expected to be consistent with the Company maintaining its current investment grade credit ratings and the attainment of the lower end of the Company's targeted gearing range of approximately 50%-70%. The Company's key reported and reviewed, but unaudited, balance sheet items as at 31 December 2003 and pro-forma key balance sheet items inclusive of a 125 million share repurchase and in accordance with various assumptions, are shown later in these explanatory notes.

Consistent with conventional practice for buy-back activities, the repurchase of shares will occur on an opportunistic basis over time. The Company is not obliged to repurchase a specific number of shares or a minimum specified value of shares over any defined period.

How the Further Share Buy-Back will Operate

Foster's shares are proposed to be repurchased by the Company "on-market", through transactions on the Australian Stock Exchange (ASX). Unlike the Company's recent off-market buy-back, an on-market buy-back does not involve shareholders tendering or nominating shares for repurchase at specified prices. Instead, the Company intends, subject to shareholder approval and prevailing conditions, to repurchase shares offered for sale by shareholders at the quoted selling price. In accordance with the ASX Listing Rule 7.33, the price payable by the Company to acquire shares on any day that the buy-back is conducted can be no more than 5% above the average of the market price of the Company's securities calculated over the last five trading days prior to any share repurchase.

The closing price of the Company's shares on ASX on 9 February 2004, being the last trading day prior to the date of the Notice convening this meeting, was $4.31. During 2004 to that date the highest and lowest closing price of the Company's shares was $4.58 on 8 January 2004 and $4.30 on 2 February 2004 and 5 February 2004.

Implications for Shareholders of the Further Share Buy-Back

An on-market share buy-back does not affect the rights and entitlements of individual shareholders. By reducing the total number of shares on issue, continuing shareholders have a larger proportional ownership of the Company.

The proposal to implement a further on-market share buy-back recognises that, having completed a major off-market share buy-back involving the distribution of franking credits, the Company's remaining franking credit balance does not allow for further off-market share buy-backs. It remains the intention of the Directors', dependent on the financial performance of the Company, to fully frank ordinary dividends for the foreseeable future.

Implications for the Company of the Further Share Buy-Back

As at the date of the Notice convening this meeting, the Company has 2,017,176,879 fully paid ordinary shares on issue. At the completion of the proposed share buy-back, the Company will have fewer shares, but will retain a high level of financial and balance sheet strength involving:

- A strong balance sheet, with gearing expected to be in the range of approximately 50% to 70%
- The capacity to meet and service the Company's debts and other financial obligations
- The capacity to continue to pay a fully franked dividend (dependent on the financial performance of the Company)

The cost to the Company of repurchasing shares will be dependent on the number of shares repurchased and the price at which the shares are bought back. The Company will also incur brokerage costs for the repurchase of shares.

Financial Position and Pro-forma Balance Sheet Information

The following table provides the Company's key reported and reviewed, but unaudited, balance sheet items as at 31 December 2003 and pro-forma key balance sheet items based on the completion of a share buy-back of 125 million shares and in accordance with the various assumptions detailed below.

	Reported as at 31 December 2003	Pro-Forma Adjustments				Total pro-forma adjustments	Pro-forma key balance sheet items
		Actual Subsequent Events		**Forecast Events**			
		Payment of off-market buy-back[1]	On-market buy-back of 13.0m shares[2]	On-market buy-back of 7.7m shares[3]	On-market buy-back of 125.0m shares[4]		
	$m	$m	$m	$m	$m	$m	$m
Debt							
Gross Debt	2,183.5					0.0	2,183.5
Cash	(1,499.2)	668.4	59.0	33.2	538.8	1,299.4	(199.8)
Net Debt	684.3	668.4	59.0	33.2	538.8	1,299.4	1,983.7
Shareholders' Equity							
Total Shareholders' Equity	4,752.5	0.0	(59.0)	(33.2)	(538.8)	(631.0)	4,121.5
Gross debt to capitalisation[5]	31.5%						34.6%
Net debt to capitalisation[6]	12.6%						32.5%
Gearing (net debt / equity)	14.4%						48.1%

Actual Subsequent Events:

1 The 167.1 million shares bought back off-market at $4.00 per share on 22 December 2003 were paid for in cash on 6 January 2004. The $668.4 million payment was recognised as a current payable in the statement of financial position at 31 December 2003.

2 Subsequent to 31 December 2003, 13.0 million shares were bought back on-market up to 10 February 2004 at a total cost (excluding transaction costs) of $59.0 million.

Forecast Events:

3 7.7 million shares are assumed to be purchased prior to the proposed 125.0 million shares to be bought back at an assumed average price of $4.31 per share, being the closing price of the Company's shares on ASX on 9 February 2004.

4 125.0 million shares are assumed to be purchased at an assumed average price of $4.31 per share, being the closing price of the Company's shares on ASX on 9 February 2004.

Other Notes:

5 Gross debt as a percentage of gross debt plus shareholders' equity

6 Net debt as a percentage of net debt plus shareholders' equity

A copy of the latest audited financial statements for the year ended 30 June 2003 and the ASX announcement made on 10 February 2004 of the results for the half year ending 31 December 2003 are available on the Company's website at www.fostersgroup.com

Additional Material Information

While Directors are not restricted by law from participating in the buy-back, it is not anticipated that any Director will participate.

Your Directors' Recommendation

Based on the information contained in these Explanatory Notes, the Directors recommend that shareholders vote in favour of the proposed resolution. The Chairman intends to vote all undirected proxies in favour of the proposed resolution.

Resolution 2 - Re-election of Mr M.G. Ould as a Director

Mr Maxwell G. Ould B.Econ was appointed to the Board on 3 February 2004.

Mr Ould is 57 years of age and retired in July 2003 from a distinguished 38 year career working with a number of Australian consumer goods companies. He is the former Managing Director and Chief Executive Officer of National Foods Limited and is also the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of The Australian Gas Light Company and Pacific Brands Limited.

Over the 7 years until his retirement in July 2003, Mr Ould led National Foods Limited to become the most successful dairy industry company in Australia. His time as Chief Executive Officer included the deregulation of the Australian dairy industry and major changes in milk regulation and customer preference for dairy products. During his executive career and particularly during his time as Chief Executive Officer of National Foods, Mr Ould demonstrated high quality leadership, strong product and people development orientation and a successful commitment to ensuring that National Foods became the lowest cost producer in the Australian dairy industry.

Mr Ould also brings extensive experience in farming and agriculture based industries, excellent fast moving consumer goods marketing experience, a strong customer service ethic, an innovative outlook and sound business financial credentials.

Mr Ould has joined the Compliance and Human Resources Committees, replacing (respectively) Mr McGregor and Mr Healey on those Committees. He is considered by the Board to be an independent Director.

The Directors recommend that shareholders vote in favour of the re-election of Mr Ould. The Chairman intends to vote all undirected proxies in favour of the re-election of Mr Ould.

ACTION SHAREHOLDERS NEED TO TAKE

Shareholders are encouraged to participate in these important matters by submitting their Proxy Form by 8.30am Monday 15 March 2004 to the registered office of the Company or the office of the Company's Share Registry:

Computershare Investor Services Pty Limited
GPO Box 242, Melbourne, Victoria 3001
Level 12, 565 Bourke Street,
Melbourne, Victoria, 3000 Australia

The Proxy Form can be also sent by facsimile to the Company's Share Registry on (03) 9473 2469.

Alternatively, shareholders can attend the shareholders' meeting on Wednesday 17 March 2004 at 8.30am at the Melbourne Concert Hall, Victorian Arts Centre, St. Kilda Road, Melbourne.


COLLINS ST
WILLIAM ST
RKET ST
ST
FLINDERS ST STATION
KING ST
SPENCER ST
FLINDERS ST
YARRA RIVER
SOUTHBANK
MELBOURNE CONCERT HALL
ST KILDA RD
SOUTHBANK BLVD
CITY RD
CROWN
WHITEMAN ST
BRIDGE ST
ST
CL

VENUE LOCATION MAP

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 134 708
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2469
web.queries@computershare.com.au
www.fostersgroup.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

FGL

Appointment of Proxy

I/We being a member/s of Foster's Group Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ________ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Foster's Group Limited to be held at the Melbourne Concert Hall, Victorian Arts Centre, St. Kilda Road, Melbourne, Victoria on Wednesday, 17 March 2004 at 8:30am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

	For	Against	Abstain*
Item 1 Approval of Further Share Buy-Back	☐	☐	☐
Item 2 Re-election of Director - Mr M. G. Ould	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy (see reverse)

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ____ % **OR** ____ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name	Contact Daytime Telephone	Date / /

FGL 1PR 005669 V_00962D

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 8:30am on Wednesday, 17 March 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Foster's Group Limited Share Registry at the address opposite, or
- by delivery to the Registered Office of Foster's Group Limited being 77 Southbank Boulevard Southbank Victoria 3006 Australia

Foster's Group Limited Share Registry
Computershare Investor Services Pty Limited
GPO Box 242, Melbourne Victoria 3001
Level 12, 565 Bourke Street, Melbourne Victoria 3000
Australia
Facsimile 03 9473 2469

005660 V_00970C